Exhibit 20.1


                                  NEWS RELEASE

                      AMCON ANNOUNCES STRATEGIC INVESTMENT
                        AND SENIOR EXECUTIVE APPOINTMENT

Chicago, IL, March 7, 2006    AMCON Distributing Company (AMEX:DIT), an
Omaha, Nebraska based consumer products company, announced that it has raised $2,000,000 through the issuance of 80,000 shares of a new issue of Series C Convertible Preferred Stock to an affiliate of Draupnir LLC. The shares have a liquidation preference of $25, are convertible into AMCON common stock at $13.62 per share and bear dividends at a rate of 6%. Draupnir is a privately held operating and holding company in Chicago, Illinois with significant investments in consumer related businesses.

William F. Wright, AMCON's Chairman and Chief Executive Officer said, "We are delighted to have our good friends at Draupnir continue their long term
sponsorship of AMCON.   Our core businesses of wholesale consumer product
distribution led by Kathy Evans and retail health food stores led by Eric Hinkefent are fundamentally strong and well-positioned for the future." Draupnir and its Chairman Allen Petersen have successfully invested alongside Wright in a variety of businesses for over twenty years. Petersen added "The common denominator in all of our collaborations over the years has been a mutual core belief that quality can never be compromised. AMCON's large and well respected customer base certainly affirms that notion in our view."

Jeremy Hobbs, the Chief Executive Officer of Draupnir commented, "We are very enthusiastic about the future growth prospects of AMCON. We have increased our investment in AMCON over the course of the past few years and are supportive of AMCON's entire management team and dedicated employees. AMCON's focus on first class customer service and quality consumer products dovetails with Draupnir's philosophy of always placing its customers' interests first." Hobbs has also been appointed to the Board of Directors of AMCON.

Kathleen M. Evans, AMCON's President said, "We are looking to aggressively grow AMCON, both internally and by acquisition. Our cash flow continues to be strong and we are seeing many opportunities to expand our revenue base with both customers and vendors."

In addition to the capital infusion, AMCON also announced that Christopher Atayan, currently a director of AMCON, has agreed to assume additional
responsibilities as Vice Chairman.   Wright commented, "Chris has been
involved with our Company since the late '80s and has worked closely with us over the years as Investment Banker, significant investor and on our Board of Directors. His focus on our strategic objectives comes at an important time in AMCON's corporate evolution."






Atayan said, "AMCON has an attractive set of assets that are clearly "Best In Breed." I look forward to continuing to work with Bill Wright, Kathy Evans, Eric Hinkefent and Mike James, AMCON's Chief Financial Officer, to maximize our shareholder value. The continuing support of Draupnir and our commercial banking institutions as we move forward on our strategic plan is much appreciated."

AMCON also announced that it has received several expressions of interest from third parties with respect to both of its branded water businesses, and is continuing to work with its legal and financial advisors to realize the maximum value possible to AMCON for those assets.

AMCON is a leading wholesale distributor of consumer products, including beverages, candy, tobacco, groceries, food service, frozen and chilled foods, and health and beauty care products with distribution centers in Illinois, Missouri, Nebraska, North Dakota and South Dakota. Chamberlin's Natural Foods, Inc. and Health Food Associates, Inc., both wholly-owned subsidiaries of The Healthy Edge, Inc., operate health and natural product retail stores in central Florida (6), Kansas, Missouri, Nebraska and Oklahoma (4). The retail stores operate under the names Chamberlin's Market & Cafe and Akin's Natural Foods Market. Hawaiian Natural Water Company, Inc. produces and sells natural spring water under the Hawaiian Springs label in Hawaii and other foreign markets and purified bottled water on the Island of Oahu in Hawaii. The natural spring water is bottled at the source on the Big Island of Hawaii. Trinity Springs, Inc. produces and sells geothermal bottled water and a natural mineral supplement under the Trinity label and recently introduced a vitamin enhanced beverage product under the Trinity Enhanced label. The water and mineral supplement are both bottled at the base of the Trinity Mountains in Paradise, Idaho, one of the world's deepest known sources.

This news release contains forward-looking statements that are subject to risks and uncertainties and which reflect management's current beliefs and estimates of future economic circumstances, industry conditions, Company performance and financial results. A number of factors could affect the future results of the Company and could cause those results to differ materially from those expressed in the Company's forward-looking statements including, without limitation, availability of sufficient cash resources to conduct its business and meet its capital expenditures needs. Moreover, past financial performance should not be considered a reliable indicator of future performance. Accordingly, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements.

        Visit AMCON Distributing Company's web site at: www.amcon.com

FOR FURTHER INFORMATION CONTACT:
AMCON Distributing Company, Chicago
Christopher Atayan (312) 327-1770
Fax (312) 527-3964


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